1585 Broadway
New York, NY 10036-8299
Telephone 212.969.3000
Fax 212.969.2900

Frank Lopez
Member of the Firm
Direct Dial 212.969.3492
flopez@proskauer.com
BOCA RATON
BOSTON
CHICAGO
HONG KONG
LONDON
LOS ANGELES
NEW ORLEANS
NEWARK
PARIS
SÃO PAULO
WASHINGTON

August 31, 2009
VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER
Mr. Christian Windsor
Special Counsel
Office of Financial Services
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4720
Washington, D.C. 20549

Re:	Global Consumer Acquisition Corp, Revised Preliminary Proxy Statement and Revised Preliminary Information Statement File No. 001-33803 Filed August 13, 2009
Dear Mr. Windsor:
               Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Preliminary Proxy Statement (the “Proxy Statement”) and Preliminary Information Statement (the “Information Statement”) of Global Consumer Acquisition Corp., a Delaware corporation (the “Company”), in your letter dated August 25, 2009 (the “Comment Letter”).
               I am writing to respond to the comments and to indicate the changes that have been made in Amendment No. 2 to the Proxy Statement (“Proxy Amendment No. 2”) and Amendment No. 2 to the Information Statement (“Information Statement Amendment No. 2”) that is being filed today with the Staff. Four clean copies of Proxy Amendment No. 2 and Information Statement Amendment No. 2, together with exhibits and annexes, and four marked courtesy copies are enclosed for your reference. The marked copies show the changes made since the filing of the Company’s Amendment No. 1 to the Proxy Statement and Amendment No. 1 to the Information Statement with the Commission on August 13, 2009.

Mr. Christian Windsor
Special Counsel
Office of Financial Services
United States Securities and Exchange Commission
August 31, 2009

               Please note that since the filing of Amendment No. 1 to the Proxy Statement and Amendment No. 1 to the Information Statement and as discussed in the Company’s Current Report on Form 8-K filed on August 21, 2009, on August 14, 2009, the Alabama State Banking Department closed Colonial Bank, an Alabama banking corporation (“Colonial Bank”) and wholly-owned subsidiary of The Colonial BancGroup, Inc. (“Colonial BancGroup”) and named the Federal Deposit Insurance Corporation (“FDIC ”) as receiver. Under the terms of an agreement between the FDIC and Branch Banking and Trust Company, Winston Salem, North Carolina, a North Carolina-chartered commercial bank and commercial bank subsidiary of BB&T Corporation (“BB&T”), BB&T has acquired the banking operations of Colonial Bank. In light of the agreement between the FDIC and BB&T and pursuant to FDIC regulations, the Company believes that, as a practical matter, the agreement to purchase certain assets of Colonial Bank as discussed in Amendment No. 1 to the Proxy Statement and Amendment No. 1 to the Information Statement cannot be performed.
               However, despite the foregoing, the Company has decided it is in the best interests of the Company and its stockholders to proceed with the acquisition of 1st Commerce Bank and to propose certain additional amendments to its Amended and Restated Certificate of Incorporation to: (i) amend the definition of “Business Combination” to remove the requirement that the initial acquisition of one or more assets or operating businesses have a fair market value of at least 80% of our net assets held in trust (net of taxes and amounts disbursed for working capital purposes and excluding the amount held in the trust account representing a portion of the underwriters’ discount) at the time of acquisition; (ii) remove the prohibition on the consummation of a Business Combination if holders of an aggregate of 30% or more in interest of the shares of our common stock issued in our initial public offering exercise their conversion rights; and (iii) remove the requirement that only holders of Public Shares who vote against the acquisition may covert their Public Shares into cash.
               Following the consummation of the acquisition of 1st Commerce Bank, the Company intends to purchase additional loan assets with the remaining proceeds released from the trust account to us. The Company remains focused on a transaction involving BB&T’s Nevada operations following the acquisition of 1st Commerce Bank. The Company intends to continue negotiations with BB&T with respect to its Nevada operations, however, the timing and terms of such negotiations remain unknown. These changes impact the Company’s responses to certain of the Staff’s comments and disclosure in Proxy Amendment No. 2, as outlined below in this response letter.
               For your convenience, your comments are set forth in this letter in italics, followed by the Company’s responses. The page numbers listed in the Company’s responses below track the page numbers in Proxy Amendment No. 2 and Information Statement Amendment No. 2, as applicable.
Preliminary Information Statement
Amendments to the Original Warrant Agreement, page 2

Mr. Christian Windsor
Special Counsel
Office of Financial Services
United States Securities and Exchange Commission
August 31, 2009

1.	Revise to disclose whether or not there are any arrangements, understandings or agreements with or between any of the consenting warrant holders and the company, its sponsors or their affiliates. If so, briefly describe.
          The Company has revised Information Statement Amendment No. 2 to disclose that there are no arrangements, understandings or agreements with or between any of the consenting warrant holders and the Company, its sponsor or their affiliates.
2.	Revise the second paragraph to make clear that unaffiliated warrant holders representing over 50% of the outstanding warrants “approached” the company to restructure the warrants.
          The Company has revised Information Statement Amendment No. 2 to disclose that unaffiliated warrant holders representing over 50% of the outstanding warrants entered into a privately negotiated letter agreement with each of the Consenting Warrantholders.
Preliminary Proxy Statement
General
3.	Noting the recent sale of Colonial Bank, revise to include as part of your next revised preliminary proxy all material changes that result from this event. We will have further comment once you make these changes.
          On August 14, 2009, the Alabama State Banking Department closed Colonial Bank and named FDIC as receiver. Under the terms of an agreement between the FDIC and BB&T, BB&T has acquired the banking operations of Colonial Bank. In light of the agreement between the FDIC and BB&T and pursuant to FDIC regulations, the Company believes that, as a practical matter, the agreement to purchase certain assets of Colonial Bank as discussed in Amendment No. 1 to the Proxy Statement and Amendment No. 1 to the Information Statement cannot be performed. However, despite the foregoing, the Company has decided it is in the best interests of the Company and its stockholders to proceed with acquisition of 1st Commerce Bank and to propose certain amendments to its Amended and Restated Certificate of Incorporation to: (i) amend the definition of “Business Combination” to remove the requirement that the initial acquisition of one or more assets or operating businesses have a fair market value of at least 80% of our net assets held in trust (net of taxes and amounts disbursed for working capital purposes and excluding the amount held in the trust account representing a portion of the underwriters’ discount) at the time of acquisition; (ii) remove the prohibition on the consummation of a Business Combination if holders of an aggregate of 30% or more in interest of the shares of our common stock issued in our initial public offering exercise their conversion rights; and (iii) remove the requirement that only holders of Public Shares who vote against the acquisition may covert

Mr. Christian Windsor
Special Counsel
Office of Financial Services
United States Securities and Exchange Commission
August 31, 2009

their Public Shares into cash.
          The Company has amended or removed disclosure with respect to its agreement with Colonial Bank and Colonial BancGroup, as applicable, throughout Proxy Amendment No. 2, and has also amended Proxy Amendment No. 2 to reflect the new proposals to make additional amendments to its Amended and Restated Certificate of Incorporation. The Company has obtained an opinion from Richards, Layton & Finger, P.A., attached as Annex E to Proxy Amendment No. 2, in connection with the proposed additional amendments to its Amended and Restated Certificate of Incorporation.
4.	We note your response to prior comment 11. We are not able to agree that your revised proposals and proxy card are consistent with Rule 14a-4. Consequently, please revise the proposals and the proxy card to provide a separate vote on each discrete portion of the proposal. To the extent that the passage of one item requires the passage of a separate proposal or sub-proposal, make such a relationship clear. Please also review the September 2004 Fifth Supplement to the Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations.
          The Company has amended Proxy Amendment No. 2 to address the Staff’s comment. The Company has made each proposed amendment to its Amended and Restated Certificate of Incorporation a separate proposal and amended its proxy card to provide for a separate vote on each discrete portion of each proposal. The Company has also added a separate proposal with respect to the proposed issuance of restricted stock and restricted stock units.
Letter to Shareholders, Notice of Special Meeting and Form of Proxy
5.	Revise the Proposals to delete the use of imbedded subsections, e.g., (i), (ii), etc., and instead use bullet points. In addition, revise to add a separate proposal for the issuance of the restricted stock. In this regard, disclose in the Proposal the number of shares to be issued (1.5 million approved by the Board) and the dollar value as of the most recent practicable date, In addition, revise the penultimate bullet on page 7 of the Summary and the last bullet on page 10 under Interests of Directors, to disclose the value of the restricted stock issuances.
          The Company has amended Proxy Amendment No. 2 to address the Staff’s comments. The Company has also added a separate proposal with respect to the proposed issuance of restricted stock and restricted stock units. However, the Company has not included the award of up to 1.5 million shares of restricted stock to be awarded to certain members of our management and our consultants in connection with the acquisition in this proposal, as such grants are not subject to shareholder approval, and although they have already been approved by our Board of Directors, the determination of whether and to whom such grants

Mr. Christian Windsor
Special Counsel
Office of Financial Services
United States Securities and Exchange Commission
August 31, 2009

will be made will be determined by our Compensation Committee as soon as practicable upon the consummation of the acquisition. Although, we do not know whether these shares will be awarded at all, how many of such shares may be awarded, when such shares may be awarded or to whom such shares may be awarded, we have included disclosure in Proxy Amendment No. 2 to include the maximum dollar value represented by such grants (assuming all 1.5 million shares of restricted stock are granted) to address the Staff’s comment.
6.	Revise to delete the use of the phrase, “make certain other changes” and instead, briefly describe those changes.
          Other than those changes specifically discussed in the Letter to Shareholders, no other changes are being made to the Amended and Restated Certificate of Incorporation, therefore we have deleted the use of the phrase “make certain other changes” to address the Staff’s comment.
Notice of Special Meeting
7.	With regard to the statement in bold on page 3 that “YOU MUST TENDER YOUR STOCK TO OUR STOCK TRANSFER AGENT UPON CLOSING OF THE ACQUISITIONS” and the ambiguity of when the acquisitions (merger and asset purchase) will occur, revise to add a question and answer regarding when the acquisition closings are expected to occur (anticipated date(s)), how this will be communicated to those seeking conversion of their interests, and, when those requesting conversion must submit their shares, In this regard, we note the agreements contain clauses that indicate a closing date different than the voting date.
          The Company has amended Proxy Amendment No. 2 to address the Staff’s comments.
Risk Factors, page 18
8.	Revise to add a risk factor for “Executive Officer and Director Expenses Unknown” or another similar caption and disclose the information contained in the second bullet on page 11.
          The Company has amended Proxy Amendment No. 2 to address the Staff’s comment.
9.	As previously requested, either particularize (explain how the risk is particular to the company) the following risks, or delete them. See the first risk on page 20 (disclose the percentage of failures versus other industries), the second and third risks on page 21 are included in other risk factors), the first and last risks on page 22 (change caption to indemnification risk, describe how much indemnified and why it may not be collectible),

Mr. Christian Windsor
Special Counsel
Office of Financial Services
United States Securities and Exchange Commission
August 31, 2009

the penultimate risk on page 23, and, the first and last risks on page 24.
          The Company has amended Proxy Amendment No. 2 to address the Staff’s comment.
The Acquisition Proposal
The Parties, page 46
10.	Revise the third paragraph to briefly describe the “certain actions” that may be taken by sponsors to facilitate the transaction and add a cross-reference to a more fuller discussion.
          The Company has amended Proxy Amendment No. 2 to address the Staff’s comment.
Restructuring Founders Shares, page 45
11.	We note your response to comment 34 of our letter dated August 10, 2009. Please provide us with a copy of your fair value calculation for the warrants and your journal entries to record the restructuring of the Founders Shares.
          Using a stock price of $9.83 which was the recent share closing price, the estimated value of the 7,602,864 founder shares being redeemed is $74,736,153. The company used the Black Scholes Option Pricing Model to estimate the value of the warrants being issued to be $3.67 per warrant. The total estimated value of the warrants is $27,902,510. The input assumptions in the model were a stock price of $9.83, strike price of $12.50, volatility of 40% based on historic volatility of the banking industry, time to expiration of 7 years and a risk free rate of 2%. As a result of the fair value of the warrants being less than the founders shares being exchanged, the Company determined that no additional expense should be recognized as a result of the restructuring and would result in an adjustment of $760 between common stock and additional paid in capital which would be as follows
          Dr — CommonStock — $760
          Cr — Additional Paid In Capital — $760
          The founders shares restructuring has not occurred and will only occur prior to or concurrently with the closing of the acquisition of 1st Commerce Bank.
The Acquisition Proposal
Positive Reasons for the Approval of the Acquisitions
Self-selected a majority of loan portfolio in an effort to minimize “legacy loan” exposure,

Mr. Christian Windsor
Special Counsel
Office of Financial Services
United States Securities and Exchange Commission
August 31, 2009

12.	Please revise your disclosure(s) to address why current appraisals were not taken at face value and what adjustments or other assumptions you used to make the affirmative selections of loans for inclusion in the purchase.
          In light of the termination of our agreement to acquire certain Nevada Assets of the former Colonial Bank, we have deleted the disclosure referenced by the Staff.
Methodology for Review of Loan Page 55
13.	We note your response to comment 58 and 67 of our letter dated August 10, 2009. Please expand your disclosure on the due diligence process to include information you provided in your response to comment 67. In addition, please tell us and include in the filing the following:
a)	The information, if any, obtained from outside parties and included in the due diligence process related to the selection of loans to be acquired;

b)	How current market conditions were considered during the valuation process;

c)	Explain whether any loans’ internal risk ratings done under Colonial’s process were changed as a result of the outside loan specialist review process; and

d)	What procedures were performed, if any, on the remaining 35% of the loan portfolio not reviewed and whether you considered if adjustments were necessary to the internal risk ratings for these remaining loans. Address your consideration of SOP 03-3 in this regard as well.
          In light of the termination of our agreement to acquire certain Nevada Assets of the former Colonial Bank, we have deleted the disclosure referenced by the Staff.
Notes to Unaudited Condensed Combined Pro Forma Financials, page 118
14.	We note your response to comment 47 of our letter dated August 10, 2009. Please tell us the page and paragraph number of Amendment No. 1 to the Proxy where the revision that addresses this comment is included.
          The Company inadvertently indicated that it had amended Amendment No. 1 to the proxy in its last response letter provided to the Staff. There are no severance agreements with any employees.
Note 2 — Acquisition, page 118

Mr. Christian Windsor
Special Counsel
Office of Financial Services
United States Securities and Exchange Commission
August 31, 2009

15.	We note your response to comment 50 of our letter dated August 10, 2009. Given that the pro forma financial information. and purchase price allocation are presented as if the transaction occurred on June 30, 2009, please appropriately adjust the transferred deposits amount included in the pro forma financial statements and Note 2 — Acquisition Method to reflect the terms of the agreement.
          In light of the termination of our agreement to acquire certain Nevada Assets of the former Colonial Bank, we have deleted the disclosure referenced by the Staff.
16.	We note your response to comment 51 of our letter dated August 10, 2009. Please tell us and disclose in your next amendment the valuation technique(s) used to determine the fair value of the loan portfolio for the Nevada “carve-out”.
          In light of the termination of our agreement to acquire certain Nevada Assets of the former Colonial Bank, we have deleted the disclosure referenced by the Staff.
17.	Please expand your disclosures on page 118 and 119 to include the required disclosures in paragraphs 67(e), 61(h), 67(k), and 72(a) of SFAS 141R. In addition, please clarify in your next amendment if paragraph A57 of SFAS 141R was applied to the acquired loan portfolios. For example, please consider breaking out the loan balance and allowance for loans losses on the pro forma balance sheet similar to the presentation on page F-1.
          The Company has amended Proxy Amendment No.2 to include the following language:
          “The Company is currently obtaining third party valuation for the assets acquired and liabilities assumed, and will refine fair value estimates when the valuation is completed as of the closing date. As a result of this acquisition, the Company has acquired a Nevada Bank and has paid a premium to enter the banking business. The Company believes the premium to acquire the Bank is warranted as it allows the Company to avoid many of the start-up costs associated with a De Novo Bank venture.”
          Moreover, as a practical matter, the Company believes that the FDIC has ceased granting deposit insurance to De Novo Banks in Sunbelt states, including Nevada, that have and continue to be adversely affected by the credit crunch that began in 2008.
          The Company has also amended Proxy Amendment No.2 to include the following language:
          “In accordance with SFAS 141R the Company did not recognize a separate valuation allowance as of the acquisition date for the assets acquired. The loans are measured at their

Mr. Christian Windsor
Special Counsel
Office of Financial Services
United States Securities and Exchange Commission
August 31, 2009

estimated acquisition date fair values and the effects of uncertainty about future cash flows are included in the fair value measure.”
Note Pro Forma Adjustment and Assumptions
Adjustment F, page 119
18.	Disclose how you determined the fair value adjustment to premises and equipment. Describe any discretion you used to analyze and determine fair values by their specific components (buildings, leasehold improvements, equipment), etc.
          The premise and equipment consists of a sole bank branch in Nevada. The Company determined the estimated fair value of the branch by analyzing comparable properties in the area. The Company considered current market prices through recent sales data and current listings. The Company also based the estimate on managements cost history of developing new sites in the last 2 years. The Company will obtain a third party appraisal of the premise and equipment as of the closing date in accordance with FAS 141(R).
Adjustment G, page 120
19.	We note that you disclose the amortization period for the core deposit intangible assets is 10 years. Please revise the footnote to clearly indicate how this period was determined and why you used an apparent straight-line method and not a double declining balance methodology or another acceptable accelerated method. In addition, describe the specific composition and characteristics of the deposit base that supports the 10 year life.
          The Company has amended the financial statements and table to use the double declining balance method of amortizing the core deposit intangible.
          The Company used an amortization period of 10 years based on estimated retention rates of accounts. The Company estimated that there would be a 5-25% runoff in deposit transaction accounts per year based on general industry data. The Company will obtain a third party appraisal as of the closing date in accordance with FAS 141(R).
          The intangible asset is present because these customer relationships and the inertia they present provide a cost benefit to the acquiring institution since they typically are at lower interest rates and can be expected to have long-term retention capacity. Deposit customer relationships have value due to their favorable interest rates in comparison to the market rates for alternative funding sources with expected lives comparable to the expected lives of

Mr. Christian Windsor
Special Counsel
Office of Financial Services
United States Securities and Exchange Commission
August 31, 2009

the core deposits. The discounted cash flow method is based upon the principle of future benefits: economic value tends to be based on anticipated future benefits as measured by cash flows expected to occur in the future.
20.	Disclose how you determined the fair value adjustment for loans ($15,990 thousand). Describe the valuation methods and assumptions used in determining this amount and separately quantify and explain changes due to interest rates and credit quality adjustment(s), as appropriate. State how yield adjustments are determined and accreted into income over the lives of the related loans. Address your consideration of SOP 03-3 as well.
          Of the initial fair value adjustment of $15,990 thousand, $15,569 thousand related to Colonial bank loans. A $421,000 fair value adjustment was due to performing fixed rate loans and variable rate loans with infrequent repricing or repricing limits related to the 1st Commerce acquisition. The fair value was based on discounted cash flows using current market rates applied to the estimated life and credit risk including consideration of widening credit spreads for performing loans. This fair value adjustment will be accreted to income over a weight average life of 5.43 years. In addition to the interest rate differential adjustment on performing credits, an additional discount of $1,192 million is applied to the gross loan balance and is related to the removal of the original book valuation allowance for these loans which approximates the non-accretable adjustment under SOP 03-3. These loans will be monitored post-acquisition for improvement or further credit deterioration which could result in additional income accretion or provision expense related to allowance for loan losses recorded.
          The Company has amended the Pro-forma financial statements to address the Staff’s comment.
21.	Disclose how you determined the fair value adjustment to time deposits. State how the yield adjustments were determined and if they are accreted into income over the lives of the related time deposits and borrowings.
          The Company has amended Proxy Amendment No.2 to include the following language:
          “For fixed rate deposits and for variable rate deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life. This difference will be accreted into income over the weighted average life of the deposits acquired of one year.”

Mr. Christian Windsor
Special Counsel
Office of Financial Services
United States Securities and Exchange Commission
August 31, 2009

Selected Unaudited Pro Forma Combined date, page 123
22.	We note your response to comment 48 of our letter dated August 10, 2009 and the inclusion of select financial data on page 123. As required by the instructions to Item 301 of Regulation S-K please enhance the table of financial data to include at the minimum the following items for all periods for which pro forma information is presented (in this case, December 31, 2008 and June 30, 2000) : interest income; net interest income; net income (loss); net income (loss) per common share.
          The Company has amended Proxy Amendment No. 2 to address the Staff’s comment.
Colonial Bancgroup, Inc.
Notes to Unaudited Financial Statements
Note 3 — Fair Value Measurements, page F-8
23.	We note your response to prior comment 51 of our letter dated August 10, 2009. It is unclear to us why it is appropriate to apply the entire portfolio fair value adjustment reflected by Colonial Bank, including effects of nonperforming loans not acquired and any liquidity effects experienced by Colonial Bank, on a pro rata basis to the loans held by the Nevada Carve-Out entity. In this regard, we note that the SFAS 107 fair value disclosures are required to be determined in accordance with SFAS 157 and it would not appear that either of these adjustments would be relevant to the portfolio being valued for disclosure purposes. Please revise your disclosures as appropriate.
          In light of the termination of our agreement to acquire certain Nevada Assets of the former Colonial Bank, we have deleted the disclosure referenced by the Staff.
24.	We note your response to comment 62 of our letter dated August 10, 2009 that a specific reserve is established for the difference of the appraisal value of the impaired loan and the recorded investment. In addition, we note in your disclosure on page F-8 that in certain cases appraisals require significant adjustments to market-based valuation inputs, in which case they would be classified as Level 3 in most instances. Please tell us the following and expand your disclosures in the next amendment as appropriate:
a)	Tell us in more detail about the circumstances in which adjustments are required to appraisals. For example, tell us whether the adjustments are most often applied in certain geographic areas where the properties are located or whether the adjustments are more concentrated among loan types. As part of your response, please provide some quantitative and qualitative information discussing the impact and regions where adjustments were necessary, including nature of properties (residential versus commercial) where

Mr. Christian Windsor
Special Counsel
Office of Financial Services
United States Securities and Exchange Commission
August 31, 2009

adjustments were made;

b)	Tell us in more detail how the significant adjustments were made to the appraisal values, and whether the adjustments typically resulted in an increase or decrease in the appraisal value; and

c)	Tell us whether you discussed the types of adjustments you were making to the appraisals with the appraisal company to get their perspective on whether they believe the properties could be sold at the revised appraisal value if the property was properly marketed for sale for the customary period of time
Last, please include a disclosure about the appraisal process similar to your response in your next amendment.
          In light of the termination of our agreement to acquire certain Nevada Assets of the former Colonial Bank, we have deleted the disclosure referenced by the Staff.
1st Commerce Bank
Condensed Interim Financial Statements for the period ended June 30, 2009
Note C — Fair Value, page F-42
25.	We note your response to comment 64 of our letter dated August 10, 2009. Please provide us with the fair value of the loans held for sale at June 30, 2009.
          The fair value of the loans held for sale at June 30, 2009 was $1,338,985, closely approximating cost, with an insignificant variance of $15,088.
26.	We note your response to comment 65 of our letter dated August 10, 2009. Please provide to us the gain or loss recorded in the six months ended June 30, 2009 to adjust the carrying value of the impaired loan and other real estate owned to $347,000 and $555,000 as stated on page F-42.
          No adjustments to carrrying value of impaired loans or other real estate owned were made during the six months ended June 30, 2009 and, accordingly, no gain or loss was recognized during that period.
Financial Statements for the fiscal year ended December 31, 2008
Note B — Loans, page F-55
27.	We note your response to comment 66 of our letter dated August 10, 2009. Please include the appraisal process, similar to your response, in the revised filing.
          The Company has amended Proxy Amendment No. 2 to address the Staff’s comment.

Mr. Christian Windsor
Special Counsel
Office of Financial Services
United States Securities and Exchange Commission
August 31, 2009

          In connection with responding to your comments, as requested on page 7 of the Comment Letter, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Staff from taking any action with respect to the filings and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Staff or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Frank J. Lopez
Frank J. Lopez

cc:	Michael Clampitt (Securities and Exchange Commission)
Todd Schiffman (Securities and Exchange Commission)
Lindsay Bryan (Securities and Exchange Commission)
John Nolan (Securities and Exchange Commission)
Jeffrey A. Horwitz, Esq. (Proskauer Rose LLP)
Jason N. Ader (Global Consumer Acquisition Corp.)
Daniel Silvers (Global Consumer Acquisition Corp.)
Andrew Nelson (Global Consumer Acquisition Corp.)